

October 29, 2014

Via E-mail
Michael S. McClure
Chief Financial Officer
Strategic Storage Growth Trust, Inc.
111 Corporate Drive, Suite 120
Ladera Ranch, CA 92694

> Re: **Strategic Storage Growth Trust, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed September 29, 2014**
> **File No. 333-193480**

Dear Mr. McClure:

We have reviewed Amendment No. 1 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. We note your response to comment 13 of our letter dated January 22, 2014, and we reissue in part our prior comment. We note your narrative risk factor disclosure at the top of page 32 in regards to conflicts of interest and the termination of the advisory agreement. Please add a cover page and summary risk factor to address the specific risk that there will be significant fees if the advisory agreement is involuntarily terminated.

Questions and Answers about this Offering, page 1

2.      We note your response to comment 15 of our letter dated January 22, 2014.  We note that you may seek a liquidity event in five years, but you are not required to do so.  Please revise this section to clarify whether under your Articles of Incorporation if you are a finite-life corporation or infinite-life corporation.

Our Self Storage Properties, page 55

3.      You disclose that you acquired two self storage facilities on July 31, 2014. Please tell us your consideration of any financial statement requirements for these acquisitions and provide us with your analysis.

Appendix C – Prior Performance Table, page C-1

4.      With respect to Table III and the source of distributions, please revise to separately quantify the source of distributions from (i) operations and (ii) the sale of properties.  In addition, please revise to specifically quantify the sources and amounts "From all other sources."

5.      With respect to Table IV, we note your disclosure in footnote (5) to the table that describes how you calculated annualized return on investment.  Please advise us how your calculation of annualized return on investment is consistent with the calculation in Disclosure Guidance Topic No. 6, in endnote (10).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Isaac Esquivel at (202) 551-3395 or Jorge Bonilla at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc:     Michael K. Rafter, Esq. (Via E-mail)
        Howard S. Hirsch, Esq. (Via E-mail)